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August 10, 2010

VIA FEDEX AND EDGAR

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Accuride Corporation
Registration Statement on Form S-1 (Registration No. 333-167111)

Dear Ms. Ravitz:

On behalf of Accuride Corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 2 (the “Amendment” ) to the Company’s Registration Statement on Form S-1 filed on May 26, 2010 (the “Registration Statement”).

This letter also responds to the July 27, 2010 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where the Company has revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Registration Statement next to the comment.

Exhibit 5.1

1.              Please provide a revised opinion of counsel that omits assumption (b) from the penultimate paragraph. We consider the conclusions assumed to be fundamental to the opinion given.

Response:  We have revised the opinion of counsel to remove assumption (b) from the penultimate paragraph. The revised opinion is filed as Exhibit 5.1 to the Amendment.

2.              Please provide a revised opinion of counsel that omits the first sentence of the final paragraph. Counsel may not attempt to limit reliance.

Response:  We have revised the opinion of counsel to remove the first sentence of the final paragraph.

The revised opinion is filed as Exhibit 5.1 to the Amendment.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc:   Stephen A. Martin, Accuride Corporation